UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-36896

MERCURITY FINTECH HOLDING INC.

(Registrant’s name)

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Appointment of Chief Strategy Officer

Effective February 1, 2025, Mr. Wilfred Daye will be appointed as the Chief Strategy Officer of Mercurity Fintech Holding Inc. (the “Company”) and as the Chief Executive officer of JVDA, LLC, a subsidiary of the Company doing business as “Chaince Securities.”

Mr. Daye is the CEO and Co-Founder of Samara Alpha Management and Sylvanus Technologies, Inc., an alternative asset manager and a FinTech platform specializing in trading, portfolio, and risk management systems, roles he has held since January 2023 and April 2024, respectively. From October 2021 to December 2022, he served as the CEO of Securitize Capital, the asset management arm of Securitize, a trailblazer in Real-World Asset (RWA) tokenization, and a recognized leader in blockchain-enabled financial solutions. Prior to that, Mr. Daye served as the CEO of Enigma Securities Ltd., a crypto broker and liquidity provider, from February 2020 to October 2021. From June 2018 to January 2020, he served as the CEO of OK Securities LLC and Head of Financial Markets at OKCoin, a major cryptocurrency exchange. Mr. Daye earned a B.S. in Biochemistry from the University of California, Riverside, an ABD in Molecular Pathology from the USC School of Medicine, an M.S. in Financial Engineering from Claremont Graduate University, and a diploma in Private Equity from the Saïd Business School at the University of Oxford.

The Company has entered into an employment agreement with Mr. Daye. As part of the employment arrangement, the employee shall receive 100,000 ordinary shares of the Company to be vested over a one-year period, issued and received in equal monthly installments.

There is no family relationship between Mr. Daye and any of our other officers and directors. Except for the employment described above, Mr. Daye has not had any transaction with the Company since the beginning of our last fiscal year.

On January 31, 2025, the Company published a press release to announce the appointment Mr. Daye (the “Press Release”), a copy of which is attached herein as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

By:	/s/ Shi Qiu
Name:	Shi Qiu
Title:	Chief Executive Officer

Date: January 31, 2025